August 6, 2015	Renee E. Laws
(617) 235-4975
renee.laws@ropesgray.com

VIA EDGAR

Mr. Ken Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds (Registration Nos. 333-84639 and 811-09521), AMG Funds I (Registration

Nos. 033-44909 and 811-06520), AMG Funds II (Registration Nos. 033-43089 and

811-06431) and AMG Funds III (Registration Nos. 002-84012 and 811-03752)

Dear Mr. Ellington:

I am writing on behalf of AMG Funds, AMG Funds I, AMG Funds II and AMG Funds III (each, a “Trust,” and collectively, the “Trusts”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the annual reports to shareholders filed under the Investment Company Act of 1940, as amended, on Form N-CSR (each, an “Annual Report”) on the dates and for the series of each Trust (each, a “Fund” and collectively, the “Funds”) listed in Appendix A hereto. The Trusts appreciate this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trusts’ responses are set forth below.

General

1. Comment: In Note 2 under “Notes to Financial Statements,” for any Fund with waived fees subject to recapture, please consider revising the table in future annual reports to show the amount of such waived fees subject to recapture by the expiration date of the recapture obligation.

Response: The Trust undertakes to revise the presentation of waived fees subject to recapture to reflect the Staff’s comment in future annual reports to shareholders.

2. Comment: In accordance with Item 27(b)(6) of Form N-1A, please include disclosure providing that the statement of additional information includes additional information about the Funds’ Trustees and is available, without charge, upon request, and a toll-free (or collect) telephone number for shareholders to call to request the statement of additional information.

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Response: The Trusts submit that each Fund’s Annual Report includes disclosure in accordance with Item 27(b)(6) of Form N-1A, as follows: “To receive a free copy of the prospectus or Statement of Additional Information, which includes additional information about Fund Trustees, please contact us by calling 800.835.3879.”

AMG Funds

3. Comment: For AMG Trilogy International Small Cap Fund, the “Portfolio Breakdown” table under “Fund Snapshots” on page 20 of the Annual Report indicates that 29.4% of the Fund’s portfolio was invested in the Financials sector on October 31, 2014. Please consider whether this exposure to the Financials sector should be discussed in the principal investment strategy and principal risk sections of the Fund’s prospectus.

Response: The Fund’s principal investment strategy is based on bottom-up research focusing on individual securities that meet specific growth metrics. As such, and as disclosed in the Fund’s prospectus, regional and sector portfolio weights are driven primarily by the bottom-up research process of Trilogy Global Advisors, LP, the Fund’s subadvisor, subject to broad diversification constraints. The process is not absolutely sector-neutral as the Fund can be expected to have exposure to some or all of the sectors represented in its benchmark index to a greater or smaller degree than the index. However, sector distribution may change over time. For this reason, the Fund does not believe that any specific sector should be discussed in the Fund’s principal investment strategies section. However, in connection with the Fund’s annual update for the fiscal year ended October 31, 2015, the Trust undertakes to review the principal risk section with respect to sector risk generally.

AMG Funds I

4. Comment: The facing sheet for the N-CSR filed on October 30, 2014 for AMG Funds I listed the incorrect Investment Company Act file number for the Trust. Please use the correct file number in the future.

Response: The Trust will use the correct file number in the future.

5. Comment: Please mark Managers California Intermediate Tax-Free Fund as “inactive” on EDGAR.

Response: The requested change has been made.

6. Comment: For AMG FQ Global Risk-Balanced Fund, under “Portfolio Manager’s Comments – Cumulative Total Return Performance” on page 20 of the Annual Report, please consider revising the chart and average annual total returns table to show the returns of the S&P 500 Index, in addition to the composite index (60% MSCI World Index/40% Citigroup World Government Bond Index) (hedged and unhedged), consistent with the average annual total returns table in the Fund’s prospectus included in Post-Effective Amendment No. 73 under the

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Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A filed on February 27, 2015.

Response: The Trust undertakes to compare the Fund’s performance to the S&P 500 Index, in addition to the composite index (hedged and unhedged), in the next annual report to shareholders, consistent with the Fund’s prospectus.

7. Comment: For each of AMG FQ Global Risk-Balanced Fund and AMG GW&K Core Bond Fund (formerly AMG Managers Total Return Bond Fund), given that a significant portion of realized gain or loss was due to the performance of the Fund’s derivatives positions, please discuss the impact of the performance of the Fund’s derivatives positions in the Management Discussion and Analysis of Fund Performance (“MDFP”), in accordance with the Staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”).

Response: The Trust undertakes to consider discussing the impact of the performance of the derivative positions for these Funds in the next annual reports to shareholders, as appropriate.

AMG Funds II

8. Comment: For AMG Chicago Equity Partners Balanced Fund, under “Portfolio Manager’s Comments – Cumulative Total Return Performance” on page 5 of the Annual Report, please consider revising the chart and average annual total returns table to show the returns of the Russell 1000 Index, in addition to the composite index (60% Russell 1000 Index/40% Barclays U.S. Aggregate Bond Index), consistent with the average annual total returns table in the Fund’s prospectus included in Post-Effective Amendment No. 60 under the 1933 Act to the Trust’s Registration Statement on Form N-1A filed on April 30, 2015.

Response: The Trust undertakes to compare the Fund’s performance to the Russell 1000 Index, in addition to the composite index, in the next annual report to shareholders, consistent with the Fund’s prospectus. The Trust further notes that the average annual total returns table in the Fund’s prospectus also shows the returns of the Barclays U.S. Aggregate Bond Index and, accordingly, the Trust also undertakes to compare the Fund’s performance to the Barclays U.S. Aggregate Bond Index in the next annual report to shareholders.

9. Comment: For AMG Managers Short Duration Government Fund, given that a significant portion of realized gain or loss was due to the performance of the Fund’s derivatives positions, please discuss the impact of the performance of the Fund’s derivatives positions in the MDFP, in accordance with the ICI Letter.

Response: The Trust undertakes to consider discussing the impact of the performance of the derivative positions for this Fund in the next annual report to shareholders, as appropriate.

10. Comment: For AMG Managers High Yield Fund, the “Portfolio Breakdown” table under “Fund Snapshots” on page 17 of the Annual Report indicates that 83.8% of the Fund’s portfolio was invested in the Industrials sector on December 31, 2014. Please consider providing a more

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detailed sector breakdown for this item, as the Staff considers “Industrials” to be a broad categorization.

Response: The Trust views “Industrials” to be a reasonable category of industry sector. The Trust notes that numerous other fund complexes similarly list “Industrials” as a type of sector in their annual reports to shareholders. Accordingly, the Trust respectfully submits that the “Portfolio Breakdown” table depicts the portfolio holdings of the Fund by a reasonably identifiable category (i.e., industry sector), in accordance with Item 27(d)(3) of Form N-1A.

11. Comment: For AMG Managers Intermediate Duration Government Fund and AMG Managers Short Duration Government Fund, the “Portfolio Breakdown” tables under “Fund Snapshots” on pages 36 and 43, respectively, of the Annual Report, indicate that 1.9% of AMG Managers Intermediate Duration Government Fund’s and 0.2% of AMG Managers Short Duration Government Fund’s portfolio was invested in fixed-income securities rated below Aaa on December 31, 2014. Please explain supplementally why each Fund holds securities rated below Aaa, given that each Fund’s prospectus states that as a matter of fundamental policy, the Fund limits purchases to securities from a defined set of asset classes, which includes, among others, mortgage-backed securities rated AAA by Standard & Poor’s Ratings Services (“S&P”) or Aaa by Moody’s Investors Service, Inc. (“Moody’s”).

Response: Although the fixed-income securities were rated below Aaa on December 31, 2014, they were rated AAA by S&P or Aaa by Moody’s at the time that they were purchased by the Funds. The Trust notes that the Funds’ statement of additional information provides that “[a]ny restriction on investments or use of assets, including, but not limited to, market capitalization, geographic, rating and/or any other percentage restrictions, set forth in this SAI or each Fund’s Prospectus shall be measured at the time of investment, and any subsequent change, whether in the value, market capitalization, rating, percentage held or otherwise, will not constitute a violation of the restriction, other than with respect to [the fundamental investment restriction related to borrowings].” (Emphasis added).

12. Comment: For AMG Managers Short Duration Government Fund, in the “Fact Sheet” for the First Quarter 2015 available on the AMG Funds’ website, the table entitled “Characteristics” lists the Fund’s duration as an em dash (“—”). Please provide the Fund’s duration as of December 31, 2014 and, in addition, clarify what is intended by the em dash and consider whether this is the most appropriate method to illustrate duration.

Response: The Fund’s effective duration as of December 31, 2014 was 0.05%. The Trust will disclose the numerical value of the Fund’s duration in future Fact Sheets.

As requested, we acknowledge the following: (i) the Trusts are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trusts may not assert Staff comments as a defense

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in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trusts.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws, Esq.

cc :	Mark J. Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

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Appendix A

N-CSR Filings Reviewed

AMG Funds	Filing Date of N-CSR Reviewed
AMG Systematic Large Cap Value Fund	5/1/2015
AMG Systematic Mid Cap Value Fund	5/1/2015
AMG TimesSquare Small Cap Growth Fund	3/10/2015
AMG TimesSquare Mid Cap Growth Fund	3/10/2015
AMG TimesSquare International Small Cap Fund	3/10/2015
AMG Managers Skyline Special Equities Portfolio	3/10/2015
AMG GW&K Municipal Bond Fund	3/10/2015
AMG GW&K Municipal Enhanced Yield Fund	3/10/2015
AMG GW&K Small Cap Core Fund	3/10/2015
AMG Renaissance Large Cap Growth Fund	3/10/2015
AMG Renaissance International Equity Fund	3/10/2015
AMG Yacktman Focused Fund	3/10/2015
AMG Yacktman Fund	3/10/2015
AMG Yacktman Special Opportunities Fund	3/10/2015
AMG Trilogy Global Equity Fund	1/7/2015
AMG Trilogy Emerging Markets Equity Fund	1/7/2015
AMG Trilogy International Small Cap Fund	1/7/2015
AMG SouthernSun Small Cap Fund	11/26/2014
AMG SouthernSun U.S. Equity Fund	11/26/2014
AMG Managers Essex Small/Micro Cap Growth Fund	8/4/2014

AMG Funds I	Filing Date of N-CSR Reviewed
AMG FQ Tax-Managed U.S. Equity Fund	1/7/2015
AMG FQ U.S. Equity Fund	1/7/2015
AMG FQ Global Alternatives Fund	1/7/2015
AMG FQ Global Risk-Balanced Fund	1/7/2015
AMG GW&K Core Bond Fund	1/7/2015
AMG Frontier Small Cap Growth Fund	1/7/2015
AMG TimesSquare All Cap Growth Fund	1/7/2015
AMG Managers Emerging Opportunities Fund	1/7/2015
AMG Managers Real Estate Securities Fund	1/7/2015
AMG Managers Brandywine Fund	10/30/2014
AMG Managers Brandywine Blue Fund	10/30/2014
AMG Managers Brandywine Advisors Mid Cap Growth Fund	10/30/2014

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Appendix A (continued)

AMG Funds II	Filing Date of N-CSR Reviewed
AMG Chicago Equity Partners Balanced Fund	3/10/2015
AMG Managers High Yield Fund	3/10/2015
AMG Managers Intermediate Duration Government Fund	3/10/2015
AMG Managers Short Duration Government Fund	3/10/2015
AMG GW&K Enhanced Core Bond Fund	3/10/2015

AMG Funds III	Filing Date of N-CSR Reviewed
AMG Managers Bond Fund	3/10/2015
AMG Managers Global Income Opportunity Fund	3/10/2015
AMG Managers Special Equity Fund	3/10/2015
AMG Managers Cadence Capital Appreciation Fund	8/4/2014
AMG Managers Cadence Mid Cap Fund	8/4/2014
AMG Managers Cadence Emerging Companies Fund	8/4/2014